Exhibit B.8: Disclosure regarding audit committee financial expert
CIBC’s Board of Directors has determined that (i) CIBC has at least one “audit committee financial expert” (as that term is defined in General Instruction B(8)(b) of the General Instructions to Form 40-F) serving on its audit committee, (ii) that each of Ms Jalynn Bennett, Mr. Gary Colter, Mr. Ivan Duvar, The Honourable John Manley and Ms Cynthia Trudell is a “financial expert” (as so defined) and (iii) that each is “independent” (as that term is defined in 17 CFR 240.10A-3).
In accordance with the rules of the Securities and Exchange Commission, notwithstanding their designation as “audit committee expert,” each of the individuals listed above shall not (i) be deemed “experts” for any purpose, including, without limitation, for purposes of Section 11 of the Securities Act of 1933, as amended, or (ii) have any greater duties, obligations or liability than those imposed on any other member of the audit committee or board of directors.
Mr. Ivan Duvar is designated as an audit committee financial expert based on his previous experience as the principal executive officer for two public companies (including having the principal financial officer report to him), his participation on a number of public company boards of directors, his previous experience chairing CIBC’s audit committee and his current experience as chair of the audit committee of ING Canada Inc. (a public company) and two private companies. Mr. Ivan Duvar has also completed courses or attended seminars on management accounting and on the audit process.
The Honourable John Manley is designated as an audit committee financial expert based on his experience as a lawyer advising on corporate, commercial and tax matters as well as his experience as a senior member of the Canadian federal government, including serving as Minister of Finance and as Deputy Chairman of the Treasury Board.